Exhibit 99.1

Interim Financial Statements

For the period ended
March 31, 2010

Balance Sheets
Unaudited

(amounts in thousands of Canadian dollars)	March 31, 2010	December 31, 2009

ASSETS

Current
Cash and cash equivalents	$271,807	$357,723
Accounts receivable and deposits (note 3)	26,648	15,308
Inventory	9,783	8,496
	308,238	381,527

Property, plant and equipment	3,463,253	3,442,496
	$3,771,491	$3,824,023

LIABILITIES

Current
Accounts payable and accrued liabilities	$125,103	$79,135
Hedging instruments (note 4)	160,479	134,099
	285,582	213,234

Long-term debt (note 5)	2,197,787	2,272,992
Obligation under capital lease (note 12)	20,523	20,616
Other long-term liabilities (note 6)	6,306	6,189
	2,510,198	2,513,031

SHAREHOLDERS’ EQUITY (note 7)

Capital stock	1,992,394	1,992,394
Contributed surplus	32,876	32,432
Deficit	(763,977)	(713,834)
	1,261,293	1,310,992
	$3,771,491	$3,824,023

See accompanying notes to the financial statements

OPTI  CANADA  INC.  – 2 –  2010  Q1INTERIM  REPORT

Statements of Loss, Comprehensive Loss and Deficit
Three month periods ending March 31
Unaudited

(amounts in thousands of Canadian dollars, except per share amounts)	2010	2009

Revenue
Petroleum sales	$49,779	$27,498
Power sales	2,043	1,640
Royalties	(1,445)	(134)
	50,377	29,004
Expenses
Operating expense	52,239	28,372
Diluent and feedstock purchases	23,563	29,129
Transportation	3,765	3,348
Interest, net (note 9)	49,392	18,615
General and administrative	3,837	5,779
Realized loss/(gain) on hedging instruments	3,790	(24,071)
Foreign exchange (gain)/loss	(71,973)	74,992
Unrealized loss/(gain) on hedging instruments	26,380	(21,771)
Depletion, depreciation and accretion	9,527	4,276
Loss on disposal of assets	—	864
	100,520	119,533

Loss before taxes	(50,143)	(90,529)

Income taxes
Future tax expense (note 8)	—	6,918

Net loss and comprehensive loss	(50,143)	(97,447)

Deficit – beginning of period	(713,834)	(407,679)

Deficit – end of period	$(763,977)	$(505,126)

Loss per share, basic and diluted	$(0.18)	$(0.50)

See accompanying notes to the financial statements

OPTI  CANADA  INC.  – 3 –  2010  Q1INTERIM  REPORT

Statement of Cash Flows
Three month periods ending March 31
Unaudited

(amounts in thousands of Canadian dollars)	2010	2009

Cash provided by (used in):

Operating activities
Net loss	$(50,143)	$(97,447)
Items not affecting cash
Depletion, depreciation and accretion	9,527	4,276
Stock-based compensation expense	444	482
Loss on disposal of assets	—	864
Non-cash interest expense	948	—
Unrealized loss/(gain) on hedging instruments	26,380	(21,771)
Commodity hedge expense	—	2,722
Foreign exchange (gain)/loss	(71,973)	76,142
Future tax expense	—	6,918
	(84,817)	(27,814)
Other cash operating changes	—	(2,788)
Net change in non-cash working capital	41,582	(22,500)
	(43,235)	(53,102)
Financing activities
Repayments of debt	—	(545,000)
Decrease in principal portion of capital lease obligation	(93)	(127)
Net change in non-cash working capital	(7,952)	(13,867)
	(8,045)	(558,994)
Investing activities
Property, plant and equipment additions	(30,167)	(85,783)
Sale of assets	—	723,754
Decrease in prepaid capital account	—	(28,144)
Net change in non-cash working capital	1,517	1,765
	(28,650)	611,592
Foreign exchange (loss)/gain on cash and cash equivalents held in foreign currency	(5,986)	1,657

(Decrease)/increase in cash	(85,916)	1,153

Cash and cash equivalents – beginning of year	357,723	217,145
Cash and cash equivalents – end of period	$271,807	$218,298

See accompanying notes to the financial statements

OPTI  CANADA  INC.  – 4 –  2010  Q1INTERIM  REPORT

OPTI Canada Inc.
Notes to Interim Financial Statements - Unaudited
Periods ended March 31, 2010 and 2009

1.	SUMMARY OF OPERATIONS

OPTI Canada Inc. (OPTI) is a publicly traded Canadian company with its shares listed for trading on the Toronto Stock Exchange (Symbol: OPC).  OPTI’s primary activity is the Long Lake Project (the Project), in which OPTI has a 35 percent working interest effective January 1, 2009.

2.	ACCOUNTING POLICIES

The interim financial statements of OPTI Canada Inc. are presented in accordance with Canadian generally accepted accounting principles (GAAP).  These interim financial statements have been prepared using the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2009. These interim financial statements do not contain all the disclosures required for annual financial statements.  Accordingly, they should be read in conjunction with the annual financial statements and the notes thereto for the year ended December 31, 2009.

Certain comparative figures have been reclassified to conform to presentation in the financial statements.

3.	ACCOUNTS RECEIVABLE AND DEPOSITS
	March 31, 2010	December 31, 2009
Accounts receivable (i)	$12,124	$11,586
Deposits (ii)	14,524	3,722
Total accounts receivable and deposits	$26,648	$15,308

(i)	Accounts receivable

Accounts receivable consist of trade receivables.

(ii)	Deposits

OPTI has a deposit with Nexen of $12 million (2009: nil) to fund the estimated monthly expenditures of the joint venture. The remaining amounts consist of prepaid insurance and property taxes.

4.	HEDGING INSTRUMENTS
Liability	March 31, 2010	December 31, 2009
Foreign exchange hedging instruments (level 2) (i)	$143,014	$114,650
Commodity hedging instruments (level 2) (ii)	17,465	19,449
Total hedge liability	$160,479	$134,099

(i)	Foreign exchange hedging

OPTI has US$875 million foreign exchange forward contracts that provide for a fixed payment of Canadian dollars in exchange for receipt of U.S. dollars. US$330 million of the forward contracts provide for the purchase of U.S. dollars and the sale of Canadian dollars at a rate of approximately CDN$1.18 to US$1.00 with an expiry in April 2010. US$545 million of the forward contracts provide for the purchase of U.S. dollars and the sale of Canadian dollars at a rate of approximately CDN$1.18 to US$1.00 with an expiry in December 2010.

(ii)	Commodity hedging

OPTI has West Texas Intermediate (WTI) swap options that provide for 3,000 bbl/d at prices between US$64 and US$67 per barrel of crude oil through December 31, 2010. These swaps have an estimated total liability of $17 million at March 31, 2010 (December 31, 2009 - $19 million).

NOTES TO FINANCIAL STATEMENTS - UNAUDITED
OPTI CANADA INC. – 5 – 2010 Q1 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Interim Financial Statements - Unaudited
Periods ended March 31, 2010 and 2009

4.	HEDGING INSTRUMENTS (CONTINUED)

See further discussion of hedging activities in note 10. Valuations for Level 2 financial instruments have inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.

5.	DEBT FACILITIES

OPTI’s debt consists of the following:

	March 31, 2010	December 31, 2009
Senior Notes (a)	$2,197,787	$2,272,992
Long term revolving credit facility (b)	—	—
Total Long-term debt	$2,197,787	$2,272,992

	a)	Senior Notes

OPTI has US$425 million of First Lien Notes which bear interest at a fixed 9.0 percent and mature on December 15, 2012.  These notes are collateralized by a first priority security interest on all OPTI’s existing and future property.  At any time prior to December 15, 2010, OPTI may redeem all or part of the notes at a redemption price equal between 108 percent and 102 percent of the principal amount, plus the applicable premium and accrued interest.  At any time after December 31, 2010 OPTI may redeem all or a part of the notes at redemption price of 102 percent of the principal amount plus accrued and unpaid interest.  The amortized cost at March 31, 2010 was $420 million.

OPTI has US$1,000 million Secured Notes which bear interest at a fixed 8.25 percent and mature on December 15, 2014.  These notes are collateralized by a second priority security interest on all OPTI’s existing and future property.  At any time prior to December 15, 2010, OPTI may redeem all or part of the notes at a redemption price equal between 107 percent and 104 percent of the principal amount, plus the applicable premium and accrued interest.  This redemption price declines over time and the notes can be redeemed at par subsequent to December 15, 2012.

OPTI also has US$750 million Secured Notes.  These notes bear interest at a fixed 7.875 percent and mature December 15, 2014.  The other terms and conditions associated with these notes are substantially the same as the US$1,000 million Secured Notes described above.

	b)	Long term revolving credit facility

OPTI has a $190 million long term revolving credit facility.  This facility matures on December 15, 2011.  Amounts drawn under this facility can take the form of prime rate based loans, bankers’ acceptances, LIBOR loans or letters of credit.  The facility will bear interest at a floating rate based on the prime rate, bankers’ acceptance rate or at LIBOR plus a credit spread above the reference rate, while any unused amounts are subject to standby fees.  During 2010 the weighted average interest rate on borrowings under this facility is nil percent (2009 – 5.8 percent). This facility is collateralized by a first priority security interest on all present and after acquired property of OPTI.  The revolving credit facility includes certain conditions precedent to all borrowings.  At March 31, 2010, there was no amounts outstanding under this facility (December 31, 2009 - nil).

See note 11 for discussion of the financial maintenance covenant.

6.	OTHER LONG-TERM LIABILITIES

Asset retirement obligation

OPTI’s obligations with respect to asset retirement relate to reclamation of sites and facilities on which the Project operations are situated.  The obligation is recognized in the period in which the obligation is created based on the estimated future reclamation cost using an weighted average credit adjusted risk free  rate of 11.5 percent (2009 – 11.5 percent) and estimated inflation of 3.0 percent (2009 – 3.0 percent) annually.  The total undiscounted future obligation is $114 million (2009 - $114 million).

NOTES TO FINANCIAL STATEMENTS - UNAUDITED
OPTI CANADA INC. – 6 – 2010 Q1 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Interim Financial Statements - Unaudited
Periods ended March 31, 2010 and 2009

7.	SHAREHOLDERS’ EQUITY

	a)	Authorized

Unlimited number of common shares and preferred shares without nominal or par value.

	b)	Issued and outstanding

	Number of shares (thousands)	Amount
Common shares – December 31, 2009 and March 31, 2010	281,750	$1,992,394

c)	Outstanding stock options

OPTI may grant stock options to executives, certain employees, consultants, and directors as determined by the Board of Directors.  The exercise price of each option is determined by the Board based on the current market price of OPTI’s common shares at the date of the grant.  Vesting rights are determined at the discretion of the Board.  OPTI’s current outstanding options vest over a three or five-year period.  The remaining number of options that are authorized for issuance under the stock option plan is 11 million. Options outstanding expire at various dates up to 2018.

OPTIONS OUTSTANDING	Options (thousands)	Exercise price (per share)
Balance December 31, 2009	5,152	$6.90
Expired	(2,443)	9.39
Balance March 31, 2010	2,709	$4.65

d)	Contributed surplus

The following outlines changes in contributed surplus:

Balance December 31, 2009	$32,432
Expensed stock-based compensation	444
Balance March 31, 2010	$32,876

8.	FUTURE INCOME TAXES

Where unfavourable evidence exists, which in our case is primarily historical net field operating losses, additional considerations and evidence for recognition of future tax assets is required.  We have applied management judgment and evaluated applicable factors necessary in making this determination and have concluded that the positive evidence in consideration of the estimated future cash flows based on reserve reports from our independent engineers, does not sufficiently outweigh negative factors, such as our net field operating loss in 2009 and 2008.  As a result, we determined we do not meet the “more likely than not” criteria required for recognition of future tax assets. Therefore we continue to recognize a valuation allowance for the full amount of our future tax assets.

9.	NET INTEREST EXPENSE
	March 31, 2010	March 31, 2009
Interest income	$(104)	$(467)
Interest expense	49,496	19,082
Net interest expense	$49,392	$18,615

NOTES TO FINANCIAL STATEMENTS - UNAUDITED
OPTI CANADA INC. – 7 – 2010 Q1 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Interim Financial Statements - Unaudited
Periods ended March 31, 2010 and 2009

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Fair values

OPTI’s financial instruments include cash and cash equivalents, accounts receivable, hedging instruments, long term debt and accounts payable and accrued liabilities. Due to the short-term nature of the instruments, the carrying values approximate the fair values. Cash and cash equivalents are classified as Level 2 for purposes of measuring fair value.  Accounts receivable are all current and less than 30 days outstanding and primarily from one customer.  The hedging instruments are considered to be held-for-trading and are recorded at fair value (level 2).  OPTI’s Senior Notes and the revolving credit facility are recorded at amortized cost, at March 31, 2010, the estimated fair value of the notes is US$2,088 million (CDN$2,121 million). The carrying value of the revolving credit facility approximates its fair value due to the variable rate, first priority security position and short-term duration of instruments outstanding under the facility.  At March 31, 2010 there was no amounts borrowed under the facility.

The following table shows our maturity analysis related to financial liabilities at March 31, 2010.

In $ millions	Total	2010	2011 – 2012	2013 – 2014	Thereafter
Accounts payable and accrued liabilities(1)	$69	$69	$-	$-	$-
Hedging instruments – foreign exchange contracts (note 4)	143	143	-	-	-
Hedging instruments – commodity contracts (note 4)	17	17	-	-	-
Long-term debt (Senior Notes - principal)(2)	2,210	-	432	1,778	-
Long-term debt (Senior Notes - interest)(3)	839	186	365	288	-
Revolving credit facility (4)	-	-	-	-	-
Capital leases(5)	67	2	6	6	53
Total	$3,345	$417	$803	$2,072	$53

(1) Excludes accrued interest expense related to the Senior Notes.
(2) Consists of principal repayments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$1.02 to US$1.00 at March 31, 2010.
(3) Consists of scheduled interest payments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$1.02 to US$1.00 at March 31, 2010.
(4) At March 31, 2010, we have an undrawn $190 million revolving credit facility. We are contractually obligated for interest payments on borrowings and standby charges in respect to undrawn amounts under the revolving credit facility, which are not reflected in the above table as amounts cannot reasonably be estimated due to the revolving nature of the facility and variable interest rates. Such amounts are not material relative to our other commitments.
(5) Consists of our share of future payments under our product transportation agreements with respect to future tolls during the initial contract term.

b)	Risk management

OPTI provides a risk management discussion as required by the CICA handbook section 3862 “Financial Instruments – Disclosures” on its exposure to and management of credit risk, liquidity risk and market risk in the first quarter 2010 MD&A under the heading “Financial Instruments”.

c)	Foreign exchange hedging instruments

OPTI has foreign exchange forward contracts that provide for a fixed payment of Canadian dollars in exchange for receipt of U.S. dollars. OPTI’s foreign exchange hedging instruments are derivatives and accounted for as held for trading financial instruments and are recorded at fair value. Fair values are based upon quoted market prices available from active markets (level 2) or are otherwise determined using a variety of valuation techniques and models using quoted market prices. See note 4.

NOTES TO FINANCIAL STATEMENTS - UNAUDITED
OPTI CANADA INC. – 8 – 2010 Q1 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Interim Financial Statements - Unaudited
Periods ended March 31, 2010 and 2009

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

d)	Commodity contracts

OPTI has West Texas Intermediate (WTI) swap options that provide for 3,000 bbl/d at prices between US$64 and US$67 per barrel of crude oil through December 31, 2010.  OPTI’s commodity hedging instruments are derivatives and accounted for as held for trading financial instruments and are recorded at fair value. Fair values are based upon quoted market prices available from active markets (level 2) or are otherwise determined using a variety of valuation techniques and models using quoted market prices. See note 4.

There were no transfers between levels of the fair value hierarchy in the first quarter of 2010.

11.	CAPITAL MANAGEMENT

All of OPTI’s debt facilities set certain limitations on its capital structure primarily through financial covenants.

OPTI is presently in compliance with this financial maintenance covenant in its undrawn revolving credit facility. Measurement of the debt to capitalization ratio for this purpose is defined in the revolving credit facility agreement.

Financial Ratio	Covenant	Calculated ratio at
		March 31, 2010	December 31, 2009
Debt to Capitalization (1)	Maximum	70%	70%
	Actual	58%	58%

(1) “Debt to Capitalization,” means, as at any date of determination, the ratio of Total Consolidated Debt to Total Capitalization (net of the effect of any currency Hedge Agreements relating to any Debt included therein). “Total Capitalization” means, as at any date of determination, the aggregate of Total Consolidated Debt, and Shareholders’ Equity on such date.

12.	COMMITMENTS

a)	Lease obligations and other commitments

OPTI has an agreement with Enbridge Pipelines (Athabasca) Inc. that provides for the storage, measurement and transportation of crude oil and other liquids between the Athabasca main line and the Long Lake Project site.  This agreement is considered to be a capital lease for accounting purposes. This agreement has a remaining term of 23 years and an option for renewal of five additional years. The interest rate implicit in the lease is 14 percent.

Capital lease payments on this agreement for the next five years and thereafter are as follows:

2010	$2,442
2011	3,251
2012	3,019
2013	2,903
2014	2,903
Thereafter	52,739
Total including interest	67,257
Less imputed interest	(46,734)
Capital lease obligation	$20,523

NOTES TO FINANCIAL STATEMENTS - UNAUDITED
OPTI CANADA INC. – 9 – 2010 Q1 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Interim Financial Statements - Unaudited
Periods ended March 31, 2010 and 2009

12.	COMMITMENTS (CONTINUED)

OPTI has an agreement with Enbridge Pipelines (Athabasca) Inc. for transportation of oil products from Long Lake to Hardisty.  The initial term of this agreement extends to 2014.  OPTI also has an agreement with Pembina Oil Sands Pipeline L.P. for a pipeline which transports synthetic crude oil, for use as a diluent, to the Long Lake site.

Operating lease payments on these agreements for the next five years and thereafter are as follows:

2010	$7,706
2011	9,916
2012	10,157
2013	10,239
2014	5,084
Thereafter	26,235
Total	$69,337

13.	SUPPLEMENTAL INFORMATION TO STATEMENT OF CASH FLOW

Three months ended March 31	2010	2009
Cash interest received	$113	$244
Cash interest paid	383	608
Non-cash changes to property, plant and equipment	—	(12,910)

Three months ended March 31	2010	2009
Change in non-cash working capital
Accounts receivable and deposits	$(11,346)	$1,276
Accounts payable and accrued liabilities	47,780	(35,878)
Inventory	(1,287)	—
Net change in non-cash working capital	35,147	(34,602)

Operating activities	41,582	(22,500)
Financing activities	(7,952)	(13,867)
Investing activities	1,517	1,765
Net change in non-cash working capital	$35,147	$(34,602)

14.	SUBSEQUENT EVENTS

As of April 16, 2010, $75 million of foreign exchange hedging instruments were extended to maturity date of December 31, 2010 at a new notional rate of CDN$1.20 to US$1.00. Additionally, $255 million of the instruments were settled at rates of US$1.17 to CDN$1.00 by a payment of $44 million.

NOTES TO FINANCIAL STATEMENTS - UNAUDITED
OPTI CANADA INC. – 10 – 2010 Q1 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED